

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

Joel Riddle
Chief Executive Officer
Tamboran Resources Corporation
Suite 01, Level 39, Tower One, International Towers Sydney
100 Barangaroo Avenue, Barangaroo NSW 2000

> **Re: Tamboran Resources Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 9, 2024**
> **CIK No. 0001997652**

Dear Joel Riddle:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 2, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary Historical Consolidated Financial Data, page 17

1. Tell us why you have not adjusted weighted average number of common shares outstanding and net loss per common share for the years ended June 30, 2023, and 2022 to reflect a one for two hundred (1:200) exchange ratio ("Exchange Ratio") of all of your issued and outstanding common stock disclosed on page F-6. Please revise or advise.

Industry
Australian Natural Gas and Natural Gas Liquids Reserves, page 83

2. We have read your response to prior comment 4 and the revised disclosure on page 83; however, the statement, "These definitions are not comparable to the definitions of

"proved reserves" and "possible reserves" used by us and the SEC" appears to be a misstatement and should read "probable reserves" rather than "possible reserves." Please review and revise as necessary.

Business
Our Assets Within the Beetaloo, page 94

3.    We note you disclose the Company "currently holds interests in seven EPs and one EP(A)"; however, based on additional disclosure information provided and the acreage table on page 95, it appears the Company holds interests in six EPs and one EP(A) for a total of seven. Please review and revise as necessary.

Index to Consolidated Financial Statements and Supplementary Information
Notes to the Condensed Consolidated Financial Statements, page F-6

4.    We note you recorded $63,811,478 of proceeds from the issuance of shares in your statement of cash flows for the six months ended December 31, 2023. In addition, we note the increase in shares outstanding from 7,080,054 at June 30, 2023 to 9,857,888 at December 31, 2023. Please address the following:

- We noted you address the July 2023 and December 2023 capital raises in your subsequent event footnote on page F-44. Please provide a reconciliation of the shares issued and amounts included in this disclosure to the $63,811,478 of proceeds recorded in the six months ended December 31, 2023.

- Please revise your footnotes to the interim financial statements to address the capital raises that occurred in the period reconciling to shares issued and outstanding at December 31, 2023 reflected on page F-2.

Consolidated Balance Sheets, page F-19

5.    We note your disclosure on page F-6 that "As a result of the reorganization, we became the parent company of TR Ltd., and for financial reporting purposes, the historical financial statements of TR Ltd. have become our historical financial statements as a continuation of the predecessor." Tell us how you retroactively adjusted the financial statements for the year ended June 30, 2023, and 2022 to reflect a one for two hundred (1:200) exchange ratio ("Exchange Ratio") of all of your issued and outstanding common stock. Please revise or advise.

       Please contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions about engineering comments. Please contact Cheryl Brown at 202-551-3905 or Timothy Levenberg at 202-551-3707 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Energy & Transportation

cc:     Michael Chambers, Esq.